1213 Elko Drive Sunnyvale, CA 94089 408.331.8800 Fax 408.331.9795

VIA EDGAR and Overnight Delivery	February 15, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Cecilia Blye, Chief, Office of Global Security Risk

Re:                             GSI Technology, Inc.

Form 10-K for the Fiscal Year Ended March 31, 2016

Filed June 10, 2016

File No. 1-33387

Dear Ms. Blye:

This letter will respond to your letter dated February 2, 2017 conveying comments of the Commission’s Staff regarding the above-referenced filing by GSI Technology, Inc. (the “Company”).  For ease of reference, we have repeated the Staff’s comments in this letter followed by the Company’s responses.

General

1.                                      On page 20 you identify Alcatel-Lucent and Cisco Systems, respectively, as your current and historical largest customers. We are aware of publicly available information indicating that each of these companies may sell its products into Sudan and/or Syria. Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not include disclosure in the Form 10-K about contacts with Sudan and Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through subsidiaries, distributors, customers or other direct or indirect arrangements. You should describe any goods, technology or services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

Response:

The Company confirms that it has no known past, current or anticipated contacts with Sudan or Syria, whether through subsidiaries, distributors, or other direct or indirect arrangements.  The Company does not provide directly, or to its knowledge indirectly, any goods, technology or services into Sudan or Syria and has had no agreements, arrangements or other contacts with the government of either of those countries or entities they control.

As described in the Form 10-K, the Company sells its semiconductor memory products, directly and indirectly, to original equipment manufacturers, or OEMs, who incorporate our products into a wide range of end products, including networking and telecommunications equipment, industrial, test and measurement equipment, medical equipment and defense systems.  Our OEM customers do not inform us of their specific customers or the end use destination of their end products.

The Company is aware of applicable export control laws and regulations and conducts its business in compliance with such laws and regulations.  The Company does not sell any of its products directly to customers in either Sudan or Syria.  Our standard terms and conditions of sale require that our customers comply with applicable export control laws with regard to the exportation or re-exportation of our products, or our customers’ products containing or incorporating our products or technology.  With respect to our sales to Alcatel-Lucent and Cisco Systems, we rely on specific contractual commitments or published policies by those companies that acknowledge their obligations to comply with all applicable U.S. export control laws.  We have no reason to believe that either of these companies is in violation of such obligations.

2.                                      Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response:

As noted in our response to Comment No. 1, the Company has no known past, current or anticipated contacts, direct or indirect, with Sudan or Syria.

3.                                      You state on page 13 that Huawei and ZTE are among your largest OEM customers. We are aware of news articles reporting that Huawei is effectively banned from selling its telecommunications network equipment in the United States and that the Commerce Department is investigating Huawei for its alleged export or re-export of U.S. technology to Iran, Sudan and Syria in violation of U.S. export control laws.  Also, information published by the Commerce Department and reported by various news organizations indicates that ZTE has re-exported controlled items to sanctioned countries contrary to U.S. law, and that it planned and organized a scheme to establish, control and use a series of shell companies to re-export controlled items to Iran in violation of U.S. export control laws.  Please address for us the possibility that this information will have adverse reputational and other effects upon you because of your significant business with Huawei and ZTE.

Response:

The Company is aware that Huawei and ZTE have been subject to scrutiny by the U.S. Commerce Department with respect to their compliance with U.S. export control laws.  As noted in our response to Comment No. 1, the Company conducts its business in compliance with applicable export control laws and regulations, and its conditions of sale prohibit the exportation or re-exportation of our products, or our customers’ products containing our products or technology, in violation of those laws or regulations.  The Company has received no information from Huawei or ZTE, the U.S. government or any other source indicating that any Company products have been diverted or re-exported to Sudan, Syria or Iran, whether by Huawei, ZTE, any of their customers or through any other channel.  The Company is not aware of any concerns from its investors, customers or suppliers regarding its business dealings with Huawei or ZTE and, accordingly, the Company does not anticipate any material adverse reputational or other effects as a result of doing business with these customers.

Should you have any further questions or comments regarding this response to the Comment Letter, please do not hesitate to contact me at (408) 331-9802.

Sincerely,

/s/ Douglas M. Schirle
Douglas M. Schirle
Chief Financial Officer

cc:	Amanda Ravitz, Assistant Director, Division of Corporation Finance

Pradip Bhaumik, Special Counsel, Division of Corporation Finance

Lee Lean Shu, President and Chief Executive Officer, GSI Technology, Inc.

Dennis C. Sullivan, DLA Piper LLP (US)